UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TIDELANDS OIL & GAS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

886405109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 886405109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robinson Reed, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 886405109	Page 3 of 5 Pages

This statement is hereby amended and restated in its entirety as follows:

Item 1.	Issuer.
(a)	The name of the issuer is Tidelands Oil & Gas Corporation (the “Issuer”).

(b)          The address of the Issuer’s principal executive office is 1862 West Bitters Rd., San Antonio, Texas 78248.

Item 2.	Reporting Person and Security.

(a)          Robinson Reed, Inc. (“RR”) is a corporation organized under the laws of British Virgin Islands. RR is referred to herein as the “Reporting Person.”

(b)          The business address of RR is AV.DU Leman 8B, CH-1003-Lausanne, Switzerland.

(c)	RR is a corporation organized under the laws of the British Virgin Islands.

(d)          The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

(e)	The CUSIP number is 886405109.
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)          ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)           ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)          ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)          ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

SCHEDULE 13G

CUSIP No. 886405109	Page 4 of 5 Pages

(i)             ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

As of December 31, 2006, RR does not beneficially own any securities of the Issuer.

Assuming that the Issuer had 84,537,270 shares of Common Stock outstanding as of December 31, 2006, which is the number reported by the Issuer as outstanding as of September 30, 2006 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the Reporting Person had beneficial ownership of zero shares of Common Stock which represented 0.00% of the Common Stock outstanding:

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 886405109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	ROBINSON REED, INC. By: /s/ Geoffrey Magistrate Name: Geoffrey Magistrate Title: Director